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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Opinion Research Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
683755102
(CUSIP Number)
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
612-349-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	683755102

1	NAMES OF REPORTING PERSONS: infoUSA Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(#47-0751545)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	683755102
     The undersigned hereby files this Amendment No. 1 to the Schedule 13D filed by infoUSA Inc. and Spirit Acquisition, Inc. on August 15, 2006, with respect to the common stock of Opinion Research Corporation, a Delaware corporation (the “Issuer”). This Amendment restates Items 1 and 2, amends and supplements the text of Items 2-6, and adds Exhibits 2 and 3 under Item 7.
ITEM 1. SECURITY AND ISSUER
     The class of equity securities to which this Amendment No. 1 to the Statement on Schedule 13D relates is the common stock, par value $0.01, of Issuer. Issuer’s principal executive offices are located at 600 College Road East, Suite 4100, Princeton, New Jersey 08540.
ITEM 2. IDENTITY AND BACKGROUND
     This Amendment No. 1 to Schedule 13D is being filed by infoUSA Inc., a Delaware corporation (“Parent”) and Spirit Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The business address of Parent is 5711 South 86th Circle, Omaha, Nebraska 68127. Parent is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions.
     The directors of Parent and their principal occupations are as follows:
Bill L. Fairfield, Chairman of DreamField Capital Ventures, LLC, 206 Fairacres Road, Omaha, Nebraska 68132
Anshoo S. Gupta, President of JAG Operations, L.L.C., P.O. Box 94323, Las Vegas, Nevada 89193
Vinod Gupta, Chairman of the Board and Chief Executive Officer of infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska 68127
Dr. George F. Haddix, Chairman and Chief Executive Officer of PKW Holdings, Inc. and PKWARE, INC., 648 N. Plankinson Avenue, Milwaukee, Wisconsin 53203
Martin F. Kahn, Managing Director, Cadence Information Associates L.L.C.
Elliot S. Kaplan, Senior Partner, Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota 55402
Dr. Vasant H. Raval, Professor and Chair, Department of Accounting, Creighton University, 2500 California Plaza, Omaha Nebraska 68178
Bernard W. Reznicek, President and Chief Executive Officer, Premier Enterprises, 1524 North 141st Avenue, Omaha, Nebraska 68154
Dennis P. Walker, President and Chief Executive Officer, Jet Linx Aviation, 3910 Amelia Earhardt Plaza, Omaha, Nebraska 68110

CUSIP No.	683755102
     The executive officers of Parent are Vinod Gupta (Chairman of the Board and Chief Executive Officer), Fred Vakili (Executive Vice President of Administration and Chief Administrative Officer), Stormy L. Dean (Chief Financial Officer), Monica Messer (Chief Operations Officer, Database Compilation and Technology Group and Chief Information Officer) and Edward C. Mallin (President, Donnelley Marketing). The principal business address of each of the executive officers of Parent is 5711 South 86th Circle, Omaha, Nebraska 68127.
     During the last five years, neither Parent nor any of the executive officers and directors of Parent: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Each of the directors and officers of Parent is a United States citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The information set forth in Item 4 of this Amendment is hereby incorporated by reference. Approximately $128 million was required to fund and consummate the Merger (as defined below), including the retirement of outstanding Issuer debt of approximately $57 million in conjunction with the closing. Parent financed the transaction with cash on hand and borrowings under its existing credit facility.
ITEM 4. PURPOSE OF TRANSACTION
     (a), (b), (c) On December 4, 2006, Merger Sub merged with and into Issuer (the “Merger”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) executed on August 4, 2006 and amended as of October 16, 2006, by and among Parent, Merger Sub, and Issuer. Upon consummation of the Merger, the separate corporate existence of Merger Sub ceased and Issuer remained as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, all of the issued and outstanding shares of common stock, par value $0.01 per share, of Issuer (“Issuer Common Stock”) (other than shares owned by Parent or with respect to which appraisal rights were properly asserted) were converted into the right to receive $12.00 in cash, without interest.
     As a result of the Merger, each issued and outstanding share of common stock, par value $0.001 per share of Merger Sub (“Merger Sub Common Stock”) was converted into and became one fully paid and nonassessable share of Issuer Common Stock. Since Parent owned 1,000 shares of Merger Sub Common Stock prior to the Merger, pursuant to the Merger it became the owner of 1,000 shares of Issuer Common Stock. As a result of the Merger, Merger Sub no longer exists or beneficially owns any shares of Issuer Common Stock.
     (d) As a result of the Merger, the officers of Issuer became the officers of the

CUSIP No.	683755102
Surviving Corporation, until their respective successors are duly elected and qualified. The directors of Merger Sub became the Board of Directors of the Surviving Corporation, until their respective successors are duly elected and qualified. The following individuals were appointed by Parent as directors of Merger Sub and are now Issuer directors: Vinod Gupta, whose principal occupation is Chairman of the Board and Chief Executive Officer of Parent, and Fred Vakili, whose principal occupation is Executive Vice President of Administration and Chief Administrative Officer of Parent.
     (e) Other than as a result of the Merger, not applicable.
     (f) The information set forth in Item 4(a)—(e) is hereby incorporated by reference.
     (g) As a result of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub became the certificate of incorporation and bylaws of the Surviving Corporation.
     (h – i) As a result of the Merger, all shares of common stock of Issuer will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the NASDAQ Stock Market.
     (j) Other than as described above, Parent currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)—(e) The information set forth in Item 4 of the Amendment is hereby incorporated by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Other than the Merger Agreement set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of Issuer that would be required to be reported under this Item.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following documents are filed as exhibits:

Exhibit 1	Agreement and Plan of Merger, dated as of August 4, 2006, by and among Opinion Research Corporation, infoUSA Inc., and Spirit Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of infoUSA Inc. dated August 8, 2006)

*Exhibit 2	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 16,

CUSIP No.	683755102

2006, by and among Opinion Research Corporation, infoUSA Inc., and Spirit Acquisition, Inc.

Exhibit 3	Press Release issued by infoUSA Inc. on December 4, 2006 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of infoUSA Inc. filed on December 4, 2006)

*	Filed herewith

CUSIP No.	683755102
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2006	INFOUSA INC.
/s/ STORMY L. DEAN
(Signature)
Stormy L. Dean, Chief Financial Officer (Name and Title)